EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results

for Fiscal Year 2007

•	Cash and cash equivalents of € 65.2 million (~$ 96 million) as of December 31, 2007

•	Year-end 2007 cash position expected to support currently planned business operations for approximately three years

•	Revised strategy has narrowed focus of corporate efforts to conserve cash to support core oncology programs

Martinsried/Munich (Germany) and Princeton, N.J., March 27, 2007—GPC Biotech AG (Frankfurt Stock Exchange: GPC; NASDAQ: GPCB) today reported financial results for the fourth quarter and fiscal year ended December 31, 2007.

Fiscal year 2007 compared to fiscal year 2006

Revenues decreased 19% to € 18.3 million for the fiscal year ended December 31, 2007 compared to € 22.7 million in 2006. The decrease in revenues is primarily due to a decline in payments received under the co-development and license agreement for satraplatin with Pharmion (now Celgene Corporation) as the SPARC Phase 3 trial was mostly completed in 2007. Research and development (R&D) expenses decreased 21% to € 51.4 million for 2007 compared to € 64.7 million for 2006. The decrease was mainly due to decreased drug development activities, specifically related to the near completion of the SPARC trial in 2007. In 2007, general and administrative (G&A) expenses increased 65% to € 39.2 million compared to € 23.8 million for 2006. The increase in G&A expenses was mainly due to the Company’s efforts in building a commercial infrastructure in the U.S. in the first half of 2007. G&A expenses also include legal costs related to the arbitration proceeding with Spectrum Pharmaceuticals. Restructuring charges in the amount of € 4.2 million, which are largely attributable to the Company’s downsizing in connection with the setbacks concerning satraplatin, are included in R&D and G&A expenses. Net loss for the fiscal year 2007 increased 8% to € (69.2) million compared to € (64.0) million for 2006. Basic and diluted loss per share was € (1.91) for 2007 compared to € (1.95) for 2006.

As of December 31, 2007, cash, cash equivalents, marketable securities and short-term investments totaled € 65.2 million (December 31, 2006: € 97.1 million), including € 1.5 million in restricted cash. Net cash burn for fiscal year 2007 was € 68.3 million, with net cash burn of € 19.4 million in the first quarter, € 22.6 million for the second quarter, € 16.6 million for the third quarter and € 9.7 million for the fourth quarter. Net cash burn is derived by adding net cash used in operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s consolidated statements of cash flows for the fiscal year ended December 31, 2007.

Comparison to previous year: fourth quarter 2007 compared to fourth quarter 2006

Revenues for the three months ended December 31, 2007 decreased 57% to € 2.2 million compared to € 5.1 million for the same period in 2006. R&D expenses for the fourth quarter of 2007 were € 9.7 million compared to € 15.6 million for the fourth quarter of 2006. G&A expenses for the fourth quarter of 2007 were € 5.6 million compared to € 7.6 million for the same quarter in 2006. Net loss for the fourth quarter of 2007 was € (12.0) million compared to € (17.2) million for the fourth quarter of 2006. Basic and diluted loss per share was € (0.16) for the fourth quarter of 2007 compared to € (0.51) for the same period in 2006.

Adjustment of quarterly financial statements results in positive impact on loss per share

Beginning January 1, 2006, the Company adopted Statement of Financial Accounting Standards No.123(R), Share-Based Payment, (SFAS 123(R)) to account for the Company’s equity-based compensation arrangements. All of the Company’s equity compensation plans impose on the beneficiary a holding period, a vesting schedule and certain market-related performance hurdles, all of which have to be met prior to exercising. For plans that have both a market and service (vesting) condition, SFAS 123(R) requires that a company use the requisite service period, determined by identifying the longer of the derived service period (the estimated date that an instrument can be exercised) and the contractual vesting period, when recognizing the compensation costs related to the plan. Based on the trends of GPC Biotech’s stock price compared to the relevant market indices, the Company initially believed that market performance conditions generally would be met and that the compensation cost therefore should be recognized over the contractual vesting period of four years, which is a more conservative approach. In 2007, the Company determined that it could not assume that the market condition would generally be met at that time. Accordingly, the Company was required to recognize the related costs over the derived service period, which is longer than the vesting period. Adjustments have been made to account for this change and affect the interim consolidated financial statements as outlined below. These changes have a positive impact on the affected line items, including net loss and loss per share.

As previously reported (in thousand €)	2007
	Q1	Q2	Q3	Total
R&D expense	13,040	15,527	15,128	43,695
G&A expense	11,023	12,376	13,833	37,232
Net loss	(19,157)	(23,665)	(19,973)	(62,795)
Loss per share	(0.54)	(0.66)	(0.55)	(1.75)

As revised (in thousand €)	2007
	Q1	Q2	Q3	Total
R&D expense	12,238	14,976	14,568	41,782
G&A expense	9,807	11,389	12,453	33,650
Net loss	(17,139)	(22,127)	(18,033)	(57,299)
Loss per share	(0.48)	(0.61)	(0.50)	(1.58)

Quarter over quarter results: fourth quarter 2007 compared to third quarter 2007 (adjusted)

Revenues for the fourth quarter of 2007 were € 2.2 million compared to € 8.9 million for the previous quarter. R&D expenses were € 9.7 million for the fourth quarter of 2007 compared to € 14.6 million for third quarter of 2007. G&A expenses for the fourth quarter were € 5.6 million compared to € 12.5 million for the previous quarter. The Company’s net loss decreased to € (12.0) million in the fourth quarter of 2007 compared to € (18.0) million for the previous quarter. Basic and diluted loss per share was € (0.32) for the fourth quarter of 2007 compared to € (0.50) for the previous quarter.

Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer, said: “We are working diligently to rebuild GPC Biotech following the setbacks in 2007. We have implemented a revised strategy that has narrowed the focus of our efforts so that we can conserve cash and still support our most promising oncology programs – currently satraplatin and our two pre-clinical kinase inhibitors, RGB-286638 and RGB-344064 – and to give us more flexibility for entering into transactions with other companies.”

Torsten Hombeck, Ph.D., Chief Financial Officer, said: “Following the cost-cutting measures we put into place in the fourth quarter of last year and the first quarter of this year, we believe we have sufficient cash reserves to fund our currently planned business operations for approximately three years. We believe that the flexibility our solid cash position gives us is particularly important during difficult times in the financial markets.”

Financial outlook 2008

The Company provided the following financial guidance for fiscal year 2008. This outlook does not include any potential M&A or other major transactions, and, should such an event or events occur this year, the Company’s financial expectations could change significantly.

Revenues: The Company expects revenues to decline in 2008 compared to 2007 with revenues for 2008 expected to be between € 5 million and € 7 million. This decrease is mainly due to lower anticipated development funding from the Company’s collaboration with Pharmion (now Celgene Corporation) for satraplatin in Europe and certain other territories.

Expenses: The Company expects total expenses for 2008 to be below € 35 million, compared to € 91 million in 2007. Both R&D and G&A expenses for 2008 are expected to be substantially lower than in 2007. The Company has significantly reduced it headcount, and the Phase 3 satraplatin SPARC trial has been nearly completed.

Cash Burn: The year-end 2007 cash and equivalents amount of € 65.2 million is expected to be sufficient to support currently planned business operations for approximately three years. The cash burn for 2008 will include several one-time costs, including severance and other payments related to the corporate restructuring in 2007 and early 2008.

Annual Shareholders Meeting re-scheduled for August 27

The Company also announced that the Annual Shareholders Meeting will now be held on August 27, 2008 in Munich instead of May 27.

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on March 27th at 14:00 CET/9:00 AM ET. The dial-in numbers for the call are as follows:

Participants from Europe:  0049 (0)69 5007 1305 or 0044 (0)20 7806 1951

Participants from the U.S.: 1-718-354-1387

Please dial in 10 minutes before the beginning of the meeting.

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on anticancer drugs. GPC Biotech’s lead product candidate is satraplatin, an oral platinum compound. The Company has various anti-cancer programs in research and development that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary in Princeton, New Jersey. For additional information, please visit GPC Biotech’s Web site at www.gpc-biotech.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech, including statements about the Company’s future cash position. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609-524-5884

usinvestors@gpc-biotech.com

– Financials follow –

Consolidated Statements of Operations

	Three months ended December 31,		Year ended December 31,
in thousand €, except share and per share data	2007 (unaudited)	2006 (unaudited)	2007	2006
Collaborative revenues (a)	2,092	4,949	18,022	22,252
Grant revenues	80	142	293	422
Total revenues	2,172	5,091	18,315	22,674
Research and development expenses	9,655	15,581	51,437	64,707
General and administrative expenses	5,550	7,587	39,199	23,834
Amortization of intangible assets	18	112	218	325
Total operating expenses	15,223	23,280	90,854	88,866

Operating loss	(13,051)	(18,189)	(72,539)	(66,192)
Other (expense) income, net	56	(64)	(519)	(2,316)
Interest income	1,110	1,032	3,972	4,152
Interest expense	(61)	(25)	(159)	(90)

Net loss before cumulative effect of change in accounting principle	(11,946)	(17,246)	(69,245)	(64,446)
Cumulative effect of change in accounting principle	—	—	—	433

Net loss	(11,946)	(17,246)	(69,245)	(64,013)

Loss per share before change in accounting principle	(0.32)	(0.51)	(1.91)	(1.96)

Cumulative effect of change in accounting principle	—	—	—	0.01

Basic and diluted loss per share, in euro	(0.32)	(0.51)	(1.91)	(1.95)

Shares used in computing basic and diluted loss per share	36,783,967	33,750,609	36,181,956	32,840,480

(a) Revenues from related party

Collaborative revenues	—	1,227	—	7,054

Consolidated Balance Sheets

in thousand €, except share data and per share data

	December 31, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	49,681	38,336
Marketable securities and short-term investments	14,077	57,186
Accounts receivable	984	11
Accounts receivable, related party	—	395
Prepaid expenses	874	1,299
Other current assets	2,229	2,970
Restricted Cash	1,269	—

Total current assets	69,114	100,197

Property and equipment, net	3,070	4,259
Intangible assets, net	164	405
Other assets, non-current	851	1,127
Restricted cash	187	1,531

Total assets	73,386	107,519

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	2,826	2,262
Accrued expenses and other current liabilities	10,445	14,346
Current portion of deferred revenue, related party	—	896
Current portion of deferred revenue	4,332	7,240

Total current liabilities	17,603	24,744

Deferred revenue, net of current portion	13,989	9,103
Convertible bonds	3,191	3,108
Accrued loss on sublease contract	—	3,389

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value:
Shares authorized: 70,383,150 at December 31, 2007 and 62,695,630 at December 31, 2006
Shares issued and outstanding: 36,836,853 at December 31, 2007 and 33,895,444 at December 31, 2006	36,837	33,895
Subscribed shares	—	334
Additional paid-in capital	369,521	328,171
Accumulated other comprehensive loss	(5,040)	(1,755)
Accumulated deficit	(362,715)	(293,470)

Total shareholders’ equity	38,603	67,175

Total liabilities and shareholders’ equity	73,386	107,519

Consolidated Statements of Cash Flows

	Year ended December 31,
in thousand €	2007	2006
Cash flows from operating activities:
Net loss	(69,245)	(64,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,607	1,532
Amortization	218	325
Compensation cost for stock option plans, convertible bonds and SARs	3,491	6,938
Loss accrual on sublease contract and contract termination fee	(1,571)	2,161
Cumulative effect of change in accounting principle	—	(433)
Accrued interest income on marketable securities and short-term investments	—	293
Other than temporary impairment on investments	—	390
Bond premium amortization	208	562
(Gain)/loss on disposal of property and equipment	29	(24)
Impairment of property plant and equipment	897	—
Changes in operating assets and liabilities:
Accounts receivable, related party	395	1,041
Accounts receivable	(973)	31,313
Other assets, current and non-current	1,272	548
Accounts payable	747	271
Deferred revenue, related party	(896)	(5,307)
Deferred revenue	1,978	(15,259)
Other liabilities and accrued expenses	(4,876)	3,040

Net cash used in operating activities	(66,719)	(36,622)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(1,581)	(1,878)
Proceeds from the sale of property and equipment	117	45
Proceeds from the sale of marketable securities and short-term investments	42,311	25,445
Purchases of marketable securities and short-term investments	—	(19,906)

Net cash provided by investing activities	40,847	3,706

Cash flows from financing activities:
Proceeds from issuance of shares, net of payments for cost of transaction	32,633	36,080
Proceeds from issuance of convertible bonds	1,006	970
Repayment of convertible bonds	(485)	—
Proceeds from subscribed shares and exercise of stock options and convertible bonds	7,261	4,543

Net cash provided by financing activities	40,415	41,593

Effect on exchange rate changes on cash and cash equivalents	(3,130)	(835)
Changes in restricted cash	(68)	(65)
Net increase (decrease) in cash and cash equivalents	11,345	7,777
Cash and cash equivalents at beginning of year	38,336	30,559

Cash and cash equivalents at end of year	49,681	38,336

Supplemental Information:
Cash paid for interest	159	94

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

(in thousand €, except share data)

	Ordinary shares		Subscribed Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at January 1, 2006	30,151,757	30,152	—	284,931	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss						(64,013)	(64,013)
Change in unrealized gain/(loss) on available-for-sale securities					615		615
Accumulated translation adjustments					(277)		(277)

Total comprehensive loss							(63.675)
Cumulative effect of change in accounting principle				(433)			(433)
Issuance of shares	2,860,000	2,860		33,220			36,080
Exercise of stock options and conversion of convertible bonds	883,687	883	334	3,515			4,732
Compensation cost for stock options and convertible bonds				6,938			6,938

Balance at December 31, 2006	33,895,444	33,895	334	328,171	(1,755)	(293,470)	67,175

Components of comprehensive loss:
Net loss						(69,245)	(69,245)
Change in unrealized gain/(loss) on available-for-sale securities					(590)		(590)
Accumulated translation adjustments					(2,695)		(2,695)

Total comprehensive loss							(72,530)
Cumulative effect of change in accounting principle
Issuance of shares	1,564,587	1,565		31,068			32,633
Exercise of stock options and convertible bonds	1,376,822	1,377	(334)	6,656			7,699
Compensation cost for stock options and convertible bonds				3,626			3,626

Balance at December 31, 2007	36,836,853	36,837	—	369,521	(5,040)	(362,715)	38,603